

17017806

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton	Massachusetts	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Gingolaski — 215-648-5202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Gingolaski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker Dealer Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KIM M REEVES
Notary Public
UPPER DUBLIN TWP., MONTGOMERY CNTY
My Commission Expires May 20, 2017

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENSUS BROKER DEALER SERVICES, INC.

(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

(SEC I.D. No. 8-47312)

Statement of Financial Condition

As of December 31, 2016

And Report of Independent Registered Public Accounting Firm

Filed pursuant to Regulation 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT.**

ASCENSUS BROKER DEALER SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents



Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Ascensus Broker Dealer Services, Inc.

We have audited the accompanying statement of financial condition of Ascensus Broker Dealer Services, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ascensus Broker Dealer Services, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 6, 2017

ASCENSUS BROKER DEALER SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of AqGen Ascensus, Inc.)

Statement of Financial Condition

As of December 31, 2016

Assets		
Cash	$	3,424,591
Restricted cash		500,000
Accounts receivable		1,324,316
Prepaid expenses		388,067
Membership in exchanges owned, at cost		3,000
Deferred tax asset		8,629
Tax benefit receivable from Holdings		293,364
Total assets	$	5,941,967
Liabilities and Stockholder's Equity		
Due to related parties, net	$	1,202,150
Accrued expenses		93,351
Total liabilities		1,295,501
Commitments and contingencies (Note 7)		
Common stock, $0.01 par; 100 shares authorized, issued and outstanding		1
Additional Paid-In-Capital		1,955,524
Retained Earnings		2,690,941
Total stockholder's equity		4,646,466
Total liabilities and stockholder's equity	$	5,941,967

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Ascensus Broker Dealer Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a Delaware corporation and a wholly owned subsidiary of Ascensus College Savings, Inc. (Holdings). Holdings' other subsidiaries are Ascensus Investment Advisors, LLC (AIA), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC (ACSRS), a registered transfer agent. Holdings is a wholly owned subsidiary of Ascensus Inc. (Ascensus), which in turn is a wholly owned subsidiary of AqGen Ascensus, Inc. (the Ultimate Parent).

The Company has agreements to provide program management, transfer and servicing, and administration services for various college savings programs (529 Plans). The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies (States). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer, and servicing agent functions for these 529 Plans. The Company, AIA, and ACSRS are affiliated through common ownership under Holdings (see Note 3).

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds, FDIC-insured savings accounts or separate accounts (underlying investments). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with United States generally accepted accounting principles (GAAP).

(b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (Continued)

(c) Cash

Cash includes demand bank deposits only.

(d) Restricted Cash

The Company maintains a restricted cash account designated as collateral for any obligations or overdrafts in connection with the bank that performs same day funds settlements through the National Securities Clearing Corporation (NSCC) on behalf of the Company. The Company funded this account with the minimum balance required by the bank of $500,000. As of December 31, 2016, the amount of cash in this account was $500,000.

(e) Accounts Receivable

Accounts receivable were $1,324,316 as of December 31, 2016. This balance is comprised of $113,937 of trade receivables and $1,210,379 of unbilled receivables. All accounts receivable are expected to be collected within one year. Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2016, there are no accounts where collection appears unlikely or collectability is uncertain. Further, there were no accounts charged off in 2016.

(f) *Income taxes*

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax obligations are recorded as receivable from or payable to Holdings. To the extent that the Company does not pay any resulting tax provision to Holdings or receive any resulting tax benefit from Holdings, such provision (benefit) will be deemed a contribution or distribution and be recorded as additional paid-in capital. The Company did not pay any taxes to Holdings during the year ended December 31, 2016.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position.

(2) Summary of Significant Accounting Policies (Continued)

(g) Prepaid Expenses

Prepaid expenses include advance commissions, prepaid licenses, and other upfront fees. As of December 31, 2016, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C shares sold to participants in various 529 plans. These amounts are paid by the Company monthly and capitalized. The assets are amortized on a straight line basis over one year, consistent with the period the Company is paid trail fees related to these C shares.

(h) Exchange Membership

The Company's exchange membership, which represents an ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at its cost. At December 31, 2016, the cost of exchange memberships was $3,000.

(i) Financial Instruments

The fair value of cash, restricted cash, accounts receivable and accrued expenses approximate the carrying values due to the short period of time to maturity.

(j) Recently Issued Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company has early adopted ASU 2015-17 in the financial statements as of December 31, 2016.

In October 2016, the FASB issued ASU No. 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. The standard removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This pronouncement is effective for annual reporting periods beginning after December 15, 2017. The amendments in this ASU should be applied using a retrospective approach. The Company is currently evaluating the impact that the adoption of this accounting guidance may have on its financial statements.

(3) Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties.

(a) Transactions with Ascensus

Ascensus pays substantially all the accounts payable and payroll on behalf of the Company and Ascensus is reimbursed on a routine basis. Ascensus also provides general overhead services to the Company, such as (but not limited to) the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged by Ascensus. At December 31, 2016, the net amount of cash owed by the Company to Ascensus was $183,275 and is included in Due to related parties, net on the statement of financial condition.

(b) *Transactions with Holdings and subsidiaries*

In general, the Company, AIA, and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Under the terms of the contracts, the Company is generally responsible for program management and distribution services for the respective 529 Plans.

Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. Pursuant to a documented policy, the Company, AIA, or ACSRS generally share revenue when each company provides services to a 529 Plan. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. At December 31, 2016, the net amount of cash owed by the Company to AIA, and ACSRS was $1,018,875 and is included in Due to related parties, net on the statement of financial condition.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined. At December 31, 2016, the Company had net capital of $2,129,090, which was $2,042,723 in excess of its required minimum net capital of $86,367. The Company's net capital ratio is 1.64 to 1.

(5) Income Taxes

The Company has a current tax benefit receivable from Holdings in the amount of $293,364. The deferred tax asset of $8,629 is primarily related to stock-based compensation.

In the prior year, the Company had federal and state net operating losses of $672,150 and $555,877, respectively, which were created from the windfall tax benefits associated with share-based compensation which were fully utilized as of December 31, 2016.

The Company has no uncertain tax positions at December 31, 2016 and with few exceptions; the Company is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2013.

(6) Defined Contribution Plan

The Ascensus 401(k) Savings Plan covers substantially all employees of the Company. Ascensus matches 50% of each participant's contributions not in excess of 8% of their compensation for each pay period.

(7) Concentrations and Risks

At December 31, 2016, 81% of accounts receivable represented 529 Plans for four States. These plans are subject to renewal in 2018 (35% of accounts receivable), 2019 (6% of accounts receivable), 2021 (10% of accounts receivable), and 2032 (30% of accounts receivable) based on State procurement rules.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

(8) Subsequent Events

The Company has evaluated subsequent events through March 6, 2017, the date the financial statement was issued. The Company has made no changes to the financial statement as a result of the subsequent events evaluation.